JUN - 4 2004

1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

04031697

Enron Corp.
Exact name of registrant as specified in charter

0001024401
Registrant CIK Number

U5B FOR 6/7/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~n/a~~ 30-363
SEC file number, if available

Name of Person Filing the Document
(if other than the Registrant)

PROCESSED
JUN 07 2004
THOMSON
FINANCIAL

Enron Corp. ("Enron") hereby files: (1) a map of Portland General Electric Company's service territory and generating facilities; and (2) a map showing the pipelines of Transwestern Pipeline Company, Florida Gas Transmission and Northern Border Partners, L.P. as part of Exhibit E to Enron's Registration Statement on Form U5B. Under Rule 311(e) of the Commission's General Rules and Regulations for Electronic Filings, 17 C.F.R. § 232.311(e), Enron is required to file these maps on paper under Form SE.

SIGNATURES

Filings Made by the Registrant:

Enron Corp. has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on the 4th day of June, 2004.

Enron Corp.

By: /s/ Raymond M. Bowen, Jr.
Raymond M. Bowen, Jr.
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit E-1	Map of Portland General Electric Company's service territory and generating facilities
Exhibit E-2	Map showing the pipelines of Transwestern Pipeline Company, Florida Gas Transmission and Northern Border Partners, L.P.


PORTLAND
GRESHAM
TUALATIN
WEST LINN
WOODBURN
MOLALLA
SILVERTON
Clackamas River
Willamette River

PGE's principal plants and appurtenant generating facilities and storage reservoirs are situated on land owned by PGE in fee or land under the control of PGE pursuant to existing leases, federal or state licenses, easements, or other agreements. In some cases, meters and transformers are located on customer property. The indenture securing PGE's First Mortgage Bonds constitutes a direct first mortgage lien on substantially all utility property and franchises, other than expressly excepted property. PGE's service territory and generating facilities are indicated on the map above.

The following are generating facilities owned by PGE:

Facility	Location	Fuel	Net MW Capability At Dec. 31, 2002(*)
Wholly Owned:			
Faraday	Clackamas River	Hydro	48
North Fork	Clackamas River	Hydro	58
Oak Grove	Clackamas River	Hydro	44
River Mill	Clackamas River	Hydro	25

earnings as "Equity in Earnings" in its Consolidated Statement of Operations in the period in which such earnings are reported by Citrus and Northern Border Partners.

The following map shows facilities to be owned or operated by CrossCountry after the contribution of the Pipeline Businesses.


CrossCountry
TRANSWESTERN PIPELINE COMPANY
FLORIDA GAS TRANSMISSION
NORTHERN BORDER PARTNERS, L.P.

CrossCountry's executive offices are located at 1400 Smith Street, Houston, Texas 77002 and its telephone number is 713-853-6161.

a. Business Strategy. CrossCountry's business strategy will be comprised of two major components. First, CrossCountry plans to seek out new pipeline gathering, processing or storage projects to match its customers' future needs and to provide supply optionality. CrossCountry will undertake such expansion projects when they are adequately backed by capacity contract commitments that result in reasonable returns being earned. Second, CrossCountry plans to seek out acquisitions that are immediately accretive to both cash flow and income. In executing its business strategy, CrossCountry plans to operate its pipeline, gathering and processing businesses in compliance with all applicable regulations to assure the safe operations of its pipeline systems, and will aim to provide reliable services at a reasonable cost.

CrossCountry should be well-positioned to implement its planned strategy, but will face risks both specific to its assets and general to the markets and geographic regions in which it will operate. In addition to Bankruptcy Court approval, the transfer of the Pipeline Businesses and the CrossCountry Distribution may require consent of other parties. Refer to Section XIV.H., "CrossCountry" for further information on risk factors that should be carefully considered.